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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

               Ridgewood Properties, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

               Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

               766286207
           --------------------------------------------------------
                                 (CUSIP Number)

               Mark G. Foletta
               550 West "C" Street, Suite 1880
               San Diego, California  92101
               (619) 231-1818
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               September 1, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 766286207               SCHEDULE 13D             Page 2   of 5   Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

               Triton Group Ltd.
               04-2465278
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
               N\A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
               00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
               Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power         1,350,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power         1,350,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power         1,350,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power         1,350,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               1,350,000
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               1,350,000
               --------- =  55.4%
               2,438,480
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
               CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 5

Item 1.   SECURITY AND ISSUER.

     Security: Common Stock, par value $.01 per share ("Common Stock")

     Issuer:   Ridgewood Properties, Inc. ("Ridgewood")

     Address:  2859 Paces Ferry Road, Suite 700
               Atlanta, Georgia  30339

Item 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Triton Group Ltd., a Delaware corporation ("Triton"). Its principal business and offices are located at 550 West "C" Street, Suite 1880, San Diego, California 92101. Triton is an operating/holding company.

     Neither Triton nor, to the best of its knowledge, any of its executive officers or directors has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Triton owns 450,000 shares of Series A Convertible Preferred Stock, par value $1.00 per share, of Ridgewood ("Series A Preferred Stock") pursuant to the Stock Purchase Agreement (as defined and described in Item 6 below). Ridgewood issued the Series A Preferred Stock to Triton (along with $8,042,240 in cash) in exchange for 1,455,280 shares of Ridgewood Common Stock held by Triton (without giving effect to a subsequent three-for-one stock split of the Ridgewood Common Stock). See Item 5(c) below.

Item 4.   PURPOSE OF TRANSACTION.

     Triton's acquisition of the securities of Ridgewood was for investment purposes only.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Triton beneficially owns 1,350,000 shares (55.4%) of the Ridgewood Common Stock. All of such shares may be acquired by Triton within 60 days upon conversion of the Series A Preferred Stock. The Series A Preferred Stock became convertible into Ridgewood Common Stock on September 1, 1996. See Item 6 below.

     (b) Triton has sole power to vote and direct the disposition of the above shares.

     (c) In December 1985, Pier 1 Inc., the former parent company of Ridgewood, distributed to its stockholders all of the outstanding shares of Ridgewood Common Stock. As a result of this spin off, Intermark, Inc., the former parent company of Triton, acquired its interest in the Ridgewood Common Stock. In June 1993, Intermark merged into Triton

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                                                                     Page 4 of 5

          pursuant to their Joint Plan of Reorganization in the United States Bankruptcy Court. Triton thereby became the holder of Intermark's interest in the Ridgewood Common Stock, which Triton subsequently sold to Ridgewood in exchange for, among other things, 450,000 shares of Series A Preferred Stock. See Item 6 below.

     (d)  None.

     (e)  Not Applicable.

Item 6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On August 15, 1994, Triton entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Ridgewood pursuant to which Triton sold to Ridgewood 1,455,280 shares of Ridgewood Common Stock held by Triton (without giving effect to a subsequent three-for-one stock split of the Ridgewood Common Stock) in exchange for $8,042,240 in cash and 450,000 shares of Series A Preferred Stock. On September 1, 1996, each share of Series A Preferred Stock became convertible into three shares of Ridgewood Common Stock, subject to certain antidilution adjustments. The Series A Preferred Stock accrues dividends at a rate of $0.40 per share annually from the date of issuance through October 31, 1996, and at a rate of $0.80 per share annually thereafter. The Series A Preferred Stock is redeemable by Ridgewood at any time at a redemption price of $8.00 per share plus all accrued and unpaid dividends. In the event of any liquidation, dissolution or winding up of Ridgewood, whether voluntary or involuntary, the holders of Series A Preferred Stock are entitled to receive $8.00 per share plus all accrued and unpaid dividends. If and whenever a "dividend default" exists with respect to the Series A Preferred Stock (i.e., two quarterly dividends, whether or not consecutive, are in arrears), the holders of Series A Preferred Stock are entitled to vote, together with the holders of Ridgewood Common Stock, on all matters considered at special or annual meetings of stockholders of Ridgewood. So long as a minimum of 50,000 shares of Series A Preferred Stock are outstanding, the holders of Series A Preferred Stock are entitled to elect one additional director to serve on the Ridgewood Board of Directors (presently Michael M. Earley, President and Chief Executive Officer of Triton, serves on the Ridgewood Board). Under the Stock Purchase Agreement, Triton has agreed not to transfer any shares of Series A Preferred Stock (including shares of Ridgewood Common Stock that may be issued upon conversion) without the prior written consent of Ridgewood, which consent may not be unreasonably withheld.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1) Stock Purchase Agreement, dated as of August 15, 1994, by and between Ridgewood Properties, Inc. and Triton Group Ltd. (incorporated by reference to a Report on Form 8-K/A filed by Triton Group Ltd. with the Securities and Exchange Commission on September 2, 1994).

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                                                                     Page 5 of 5

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 8, 1997                 TRITON GROUP LTD.



                                   By:/s/ MARK G. FOLETTA
                                      -----------------------------------------
                                        Mark G. Foletta
                                        Senior Vice President, Chief Financial
                                        Officer and Corporate Secretary